R. Elaine Lintecum

Vice President, Finance & Chief Financial Officer

December 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Melissa Gilmore

                   Jean Yu

Re:             The McClatchy Company

                   Form 10-K for the Fiscal Year Ended December 31, 2017

                   Form 10-Q for the Quarter Ended September 30, 2018

                   Filed November 9, 2018

                   File No. 001-38200

Ladies and Gentlemen:

We are in receipt of your comment letter dated December 17, 2018, regarding The McClatchy Company’s  Form 10-K for the year ended December 31, 2017 and the Form 10-Q for the quarter ended September 30, 2018. As discussed with Melissa Gilmore on December 17, 2018, we respectfully request an additional 10 business days to respond to your letter due to time constraints associated with the year-end holidays. As a result, we will respond to the comment letter on or before January 16, 2019.

Please do not hesitate to call me at (916) 321-1846 with any concerns you may have regarding the timetable described above.

Sincerely,

THE MCCLATCHY COMPANY

/s/ R. Elaine Lintecum Chief Financial Officer